Exhibit 99.1

ICON plc: Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 2 December, 2011 it purchased for cancellation 30,000 Ordinary Shares, at an average price of $16.737.

Following the cancellation of these shares, the Company will have 60,338,624 Ordinary Shares in issue.